Exhibit 13.10

TrustStamp

Interviewer:	Hi everyone. Thank you so much for taking the time to join us today for our April Reg A+ webinar. I hope everyone is tuning in and staying safe and healthy in their homes. Today we are joined by five Reg A+ companies on our platform - each of them joining from different places across the world. In light of recent events, we did not choose a topic for today's webinar. In fact, some companies may be discussing the effect of COVID-19 on their businesses. As always, feel free to ask questions and we will do our best to get to them during the Q&A portion of each of the presentations. You can post your questions in the right hand control panel of the GoToWebinar panel.

To kick us off, we have Emma Lindley, the Chief Commercial Officer of TrustStamp, our latest Reg A+ campaign that's accepting reservations. She's here to tell us more about their Global AI platform securely authenticating identity online and offline. Emma, the floor is yours.

Emma:	Thank you. Hi, my name is Emma Lindley. I'm Chief Commercial Officer for TrustStamp. We're an artificial intelligence and privacy company focused on solving global identity. The need to prove identities is one of the biggest issues of our time. There are now 4.5 billion people online and we've just seen in recent weeks with COVID-19 the acceleration of online transactions and remote working increasing the need to verify people's identities. Large tech companies are hoovering up personal data with huge privacy implications along with constant data breaches and fraud that is spiraling out of control. In response to this, there are privacy laws being set up in pretty much every country globally. Then there are the 1.1 billion people who do not and cannot prove their identity even for basic things like healthcare, vaccinations and [inaudible 00:01:57].

To fix some of the issues, there is a global move towards biometrics. Biometrics is physical or behavioral characteristics to digitally identify a person to allow them to access systems, services or data or devices. Biometric identifiers are things like face, fingerprints, voice or even gait. Each identifier is unique to an individual and may be used combination to achieve greater accuracy. Because biometrics can improve a level of confidence, they vastly improve security and also improve the user experience because they're essentially frictionless. And that's why most organizations are moving towards using biometrics. Visa and MasterCard have biometrics mandates in place and it's the tool - the biometrics tool - that most NGOs and governments are using.

That's all well and good but what happens when your biometrics are stolen in a breach? Well, that's where TrustStamp comes in. We use patented anonymization and deep neural networks and other proprietary AI and we're essentially solving industry-wide problems by being the bridge between security, privacy and identity. Businesses like banks, insurance companies, governments and NGOs can more effectively use secure biometric tools while safeguarding against breaches and also protecting individuals' privacy.

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So how do we do it? Well, we take any type of biometric data and we turn it into unique, irreversible hashed tokenized identity providing universal identity proofing. And we can do both online and offline. We don't store biometric to images or templates and we are the privacy protecting layer that makes biometrics more accurate and effective while rendering them safe to use, store and share. So how big is the market? Well, the biometrics market is absolutely huge and growing exponentially. And as the market grows, so does our opportunity because we're that missing privacy and security layer for this industry. By 2023 mobile biometrics will authenticate two trillion dollars in payments and then also the opportunities with NGOs and governments and financial institutions.

So how do we help our clients? Well, we help them by reducing their costs, increasing customers, improving conversion, reducing fraud and also strengthening privacy and security. We've already had fantastic traction and are delivering services at scale to Synchrony financial services in the US for 60 million identities and we're authenticating those identities. And also, we're the technology supplier for MasterCard whose first project is using our technology to create digital identities targeting 100 million people. Our large customers investing customer implementation and long-term support and smaller customers are managed to channel partner and SaaS sales.

So in our first few years, we participated in a number of prestigious International incubator and accelerator programs. And we built very strong patented AI. Today we've got 42 team members across five offices in seven countries and 11 patent filings for our core technology. Our plan is to list in a major stock exchange in 2021 and we have already been assigned the AI ID ticker symbol for Nasdaq. In terms of revenue, we are paid implementation fees by our clients but most importantly we're paid every time our technology is used which gives us very long-term revenue stream with virtually no incremental delivery costs.

Our goal is naught .25 to naught .75 of the 54 billion dollars in biometric services revenue forecast for 2023. But our assumptions conservatively on naught .4% of that total in five years. With banked revenue in 2019 of 2.1 million, we are aiming - we have a forecast of 3.7 million for 2020. We've already raised eight million dollars off platform and 1.4 million of our Series A rounds with lead investors such as MasterCard. Our income implementation can cover operations allowing this round to fund research and development into areas such as resistance to quantum computing and we will continue to invest patent and deliver new technologies, generate ARR on long-term revenue.

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One of our latest Innovations has been in response to the COVID-19 situation and we've used our technology and we can store encrypted location data with irreversibly hashed user information. This means organizations can eliminate blanket quarantines while managing security and privacy. Whilst we have filed patents in the UK and US for this technology and we do see long-term commercial opportunities, we are actually offering this technology at zero cost license to NGOs, healthcare providers and governments to do our part in fighting the pandemic. So essentially, we have a very powerful technology, a brilliant team and a massive opportunity to solve a global burning problem.

Thank you. Questions.

Interviewer:	Thank you so much, Emma. We have time for a few questions. First question here, what is your exit plan?

Emma:	So our exit plan is, as I touched earlier on in the slide, we have a liquidity plan for our investors. And there's actually a lot of enthusiasm over the route that we're choosing to take. We've been heavily engaged already with Nasdaq and they've issued us the ticker symbol as I said before which is the AAID and they've also offered us significant resources. But they have a more accelerated plan than actually the timeline we had in mind. We were aiming for a listing late 2021. But in order to react to market conditions, we've been looking at other exchanges.

So we've been looking at Euronext. It's very attractive. It's a PAN European exchange. And we've been working with Euronext Dublin - have a sponsoring merchants bank already. So with Euronext, you get listed across all the European exchanges and we could actually end up - this could actually end up happening in Q3 2020. As of this morning, just today, we were offered a dual listing on both Euronext and the London Stock Exchange. As I said, with the prestigious merchant bank to support our bid and sponsor us. That will increase liquidity and investors - we're hoping that investors will want to stick with us until the end of 2021 because we can maximize the greatest potential then.

Interviewer:	The next question, who are your competitors?

Emma:	That's a great question. Now I've been in the identity industry for a long time - for 18 years - and I've certainly not come across any competitors like TrustStamp which is one of the reasons why I joined. We have looked for competitors and we can't find any who are doing exactly the same thing that we're doing - hashing the data and anonymizing the data both in a one-to-one and a one-to-many which is the way that we actually do the authentications. And also, MasterCard commissioned and Accenture to do a search to see if they could find any competitors and Accenture didn't find any competitors either. Now we - the natural people that you might think would be competitors in this space are biometric companies. But actually, we can partner with those biometric companies and we are the privacy layer for those those biometric companies. So actually, that accelerates our growth.

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Interviewer:	The last question we have time for today. Your technology is very complex and difficult for individual investors to diligence. Why aren't you raising traditional VC?

Emma:	So are raising some off-platform and some on-platform. So that's essentially - and we're saying interest from both sides of the market.

Interviewer:	All right. Thank you so much, Emma.

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